                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. One)*

                                  Inergy, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    456615103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 (the "Act") or otherwise  subject to the liabilities of that section of the
Act, but shall be subject to all other  provisions of the Act (however,  see the
Notes).

----------------------------
CUSIP No.  456615103       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Tortoise Capital Advisors, L.L.C. (22-3875939)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        4,483
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        1,978,850 (see Item 4)
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        4,483
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        1,978,850 (see Item 4)
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,983,333 (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions) [   ]
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.6%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IA
---------- ---------------------------------------------------------------------

----------------------------
CUSIP No.  456615103       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Tortoise Energy Infrastructure Corporation (20-0384222)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        1,767,979 (see Item 4)
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        1,767,979 (see Item 4)
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,767,979 (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions) [   ]
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.0%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IV
---------- ---------------------------------------------------------------------

Item 1(a) Name of Issuer:

     Inergy, L.P.

Item 1(b) Address of Issuer's Principal Executive Offices:

     Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112

Item 2(a) Name of Persons Filing:

     This 13G is being jointly filed by Tortoise  Capital  Advisors,  L.L.C.,  a
Delaware limited liability company ("TCA"),  and Tortoise Energy  Infrastructure
Corporation, a Maryland corporation ("TYG").

     TCA and TYG have entered into an  Agreement  Regarding  Joint Filing of 13G dated  February 6th, 2006 (the  "Agreement")  pursuant to which TCA and TYG have agreed  to file this 13G  jointly  in  accordance  with the  provisions  of Rule
13d-1(k)(1)  of the Securities  Exchange Act of 1934, as amended (the "Act").  A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The principal  business  address of both TCA and TYG is 10801 Mastin Blvd.,
Suite 222, Overland Park, Kansas 66210.

Item 2(c) Citizenship:

     TCA  is a  Delaware  limited  liability  company  and  TYG  is  a  Maryland corporation.

Item 2(d) Title of Class of Securities:

     Common Units

Item 2(e) CUSIP Number:

     456615103

Item 3 The Reporting Person is:

     TCA is an investment  adviser in accordance  with Rule  13d-1(b)(1)(ii)(E), and TYG is an investment  company  registered  under Section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

Item 4 Ownership:

     TCA acts as an investment  advisor to TYG, a closed-end  investment company registered  under the Act.  TCA, by virtue of an Investment  Advisory  Agreement with TYG, has all investment and voting power over securities owned of record by
TYG. However,  despite its delegation of investment and voting power to TCA, TYG may be deemed to be the  beneficial  owner  under Rule 13d-3 of the Act,  of the securities it owns of record because it has the right to acquire  investment and voting power through termination of the Investment Advisory Agreement. Thus, TCA and TYG have  reported that they share voting power and  dispositive  power over the  securities  owned of record by TYG. In addition to acting as an  investment advisor  to TYG,  TCA also

acts  as an  investment  advisor  to  Tortoise  Energy  Capital  Corporation,  a closed-end  investment company registered under the Act ("TYY").  TCA, by virtue of an Investment  Advisory  Agreement  with TYY, has all  investment  and voting power over securities owned of record by TYY. However, despite its delegation of investment and voting power to TCA, TYY may be deemed to be the beneficial owner under Rule 13d-3 of the Act, of the  securities it owns of record because it has the right to acquire  investment  and voting power  through  termination  of the
Investment  Advisory  Agreement.  Thus,  TCA has reported  that it shares voting power and dispositive power over the securities owned of record by TYY. TCA also acts as an investment  advisor to certain managed  accounts.  Under  contractual agreements with individual account holders,  TCA, with respect to the securities held in the managed  accounts,  shares  investment and voting power with certain account  holders,  and has no voting  power but  shares  investment  power  with certain other account holders. In addition, at December 31, 2005, a wholly-owned subsidiary of TCA owned 4,483 common units of Inergy, L.P. TCA may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Act. None of the securities listed below are owned of record by TCA, and TCA disclaims  beneficial  interest in 1,978,850 of the common units covered by this statement which are owned by TYG, TYY and the managed accounts.

A.   Tortoise Capital Advisors

     (a)  Amount beneficially owned: 1,983,333

     (b)  Percent of class: 5.6%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 4,483

          (ii) Shared power to vote or direct the vote: 1,978,850

          (iii) Sole power to dispose or to direct the disposition of: 4,483

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
               1,978,850

B.   Tortoise Energy Infrastructure Corporation

     (a)  Amount beneficially owned: 1,767,979

     (b)  Percent of class: 5.0%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or direct the vote: 1,767,979

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
               1,767,979

Item 5 Ownership of Five Percent or Less of a Class:

     Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

     TYG, TYY, TCA's wholly-owned  subsidiary and the managed accounts discussed in Item 4 above have the right to receive all dividends  from,  and the proceeds from the sale of, the securities held in their respective  accounts.  Except for
TYG,  the  interest  of any one such  person  does not exceed 5% of the class of securities.

Item 7 Identification  and  Classification  of the Subsidiary Which Acquired the
       Security Being Reported on By the Parent Holding Company:

     Not Applicable

Item 8 Identification and Classification of Members of the Group:

     Not Applicable

Item 9 Notice of Dissolution of Group:

     Not Applicable

Item 10 Certification:

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated:  February 6, 2006

                                      Tortoise Capital Advisors, L.L.C.

                                      By:     /s/ Terry Matlack
                                          --------------------------------------
                                      Title:  Managing Director

                                      Tortoise Energy Infrastructure Corporation

                                      By: /s/ Terry Matlack
                                          --------------------------------------
                                      Title:  Chief Financial Officer

                                                                       Exhibit A

                  AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

    In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Units of Inergy, L.P., and further agree that this agreement be included as an exhibit to such filings.

   In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 6th day of February, 2006.

                                      Tortoise Capital Advisors, L.L.C.

                                      By:     /s/ Terry Matlack
                                          --------------------------------------
                                      Title:  Managing Director

                                      Tortoise Energy Infrastructure Corporation

                                      By:     /s/ Terry Matlack
                                          --------------------------------------
                                      Title:  Chief Financial Officer